ALTAGAS ANNOUNCES SECOND QUARTER 2022 RESULTS

AltaGas Delivers Solid Second Quarter Results; Strategic Initiatives and Continued Execution of its Long-term Plan Drive Shareholder Value Creation

Calgary, Alberta (July 28, 2022)

AltaGas Ltd. ("AltaGas" or the "Company") (TSX: ALA) today reported second quarter 2022 financial results and provided an update on the Company's operations.

HIGHLIGHTS
(all financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Normalized EPS1 of $0.08 and GAAP EPS2 of $0.12 in the second quarter of 2022 compared to $0.08 and $0.09 in the second quarter of 2021, respectively.
•Normalized FFO per share1 of $0.60 and GAAP FFO per share3 of $1.88 in the second quarter of 2022 compared to $0.56 and $0.29 in the second quarter of 2021, respectively. Strong ongoing FFO per share growth continues to provide the foundation for increased returns of capital and to fund accretive expansion.
•Normalized EBITDA1 of $246 million and income before income taxes of $85 million in the second quarter of 2022 compared to $230 million and $47 million in the second quarter of 2021, respectively. Results were underpinned by stable and predictable results in the Utilities segment and strong export volumes in the Midstream segment.
•The Midstream segment reported normalized EBITDA of $133 million and income before income taxes of $181 million in the second quarter of 2022 compared to $142 million and $54 million in the second quarter of 2021, respectively. Performance included record Global Exports volumes that averaged 110,845 Bbls/d of liquified petroleum gases (LPGs) to Asia, with volume strength offset by hedge timing impacts on export volumes that were loaded in the first quarter of 2022, as well as lower margins and commodity price volatility that impacted LPG spreads on export volumes in the quarter.
•The Utilities segment reported normalized EBITDA of $116 million and loss before income taxes4 of $9 million in the second quarter of 2022 compared to $99 million and income before income taxes of $68 million in the second quarter of 2021, respectively. Growth was driven by continued capital investments into the platform, the impact of recent rate cases and strong performance from the Retail business.
•On May 26, 2022, AltaGas announced an agreement to sell its Alaskan Utilities to TriSummit Utilities Inc. ("TriSummit") for US$800 million (approximately CAD$1.03 billion). Cash proceeds will be used to fund long-term growth opportunities and continue to strengthen the Company’s balance sheet, while concentrating AltaGas’ Utilities platform in the high growth Eastern U.S. region.
•On May 26, 2022, the Virginia State Corporation Commission (SCC) approved the amendment for Washington Gas’ 2023 to 2027 Steps to Advance Virginia's Energy (SAVE) Accelerated Replacement Program (ARP), which is focused on replacing higher risk pipelines and facilities with resilient infrastructure that is focused on benefiting Washington Gas’ customers over the long-term. The approved program is the largest in Virginia’s history and includes a new five-year spending cap of approximately US$878 million.
•On June 23, 2022, the Canada Energy Regulator issued AltaGas a 25-year export license for an additional 46,000 Bbls/d of butane. The license will allow AltaGas to export additional Canadian butane volumes through non-seaborne exports into the U.S. via rail, including deliveries to the Company’s Ferndale export terminal in Washington State, and seaborne exports from Ridley Island in British Columbia over the long-term.

(1) Non-GAAP measure; see discussion and reconciliation to US GAAP financial measures in the advisories of this news release or in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended June 30, 2022, which is available on www.sedar.com. (2) GAAP EPS is equivalent to Net income applicable to common shares divided by shares outstanding. (3) GAAP FFO per share is equivalent to cash from operations divided by shares outstanding. (4) The largest drivers behind the reduction in Utilities income before taxes in Q2 2022 relative to Q2 2021 was mark-to-market on unrealized hedging losses.

•On June 29, 2022, Washington Gas filed an application with the Virginia regulator to increase rates by an incremental US$48 million and requested to transfer US$39 million of costs that are currently being collected through the SAVE ARP surcharge into base rates. Proposed rates may be implemented on an interim basis (subject to refund) in November 2022.
•On July 5, 2022, AltaGas purchased the remaining 25.97 percent of Petrogas Energy Corp. ("Petrogas") from Idemitsu Canada Corporation (“Idemitsu”), for total cash consideration of $285 million. The acquisition provides AltaGas the ability to further integrate and optimize the west coast LPG export platform and solidifies the Company’s position as the leading provider of North American LPGs from the west coast.
•Year-to-date, AltaGas has experienced many of the same inflationary pressures that are being seen across the global economy. Although the Company is well-protected against these inflationary pressures through its cost-of-service operating model in the Utilities and take-or-pay and fee-for-service contracts within its Midstream operations, AltaGas has an acute focus on judiciously managing all controllable costs to protect its customers and deliver the lowest costs possible.

CEO MESSAGE
"AltaGas delivered sound results as we continued to execute on our strategic plan during the second quarter of 2022" said Randy Crawford, President and Chief Executive Officer. "The acquisition of the remaining equity ownership of Petrogas and our agreement to divest our Alaskan Utilities, enhances our energy infrastructure platform and positions AltaGas for continued long-term value creation. Our ability to recycle capital into strategic growth opportunities and further improve our balance sheet will ensure that AltaGas is well-positioned to deliver sustainable future value for our stakeholders.

“Our Utilities segment delivered strong results in the quarter with Normalized EBITDA increasing by approximately 17 percent year-over-year. This reflected the benefit of enhanced investment across our network, ongoing customer growth and strong contribution from our Retail business. The approval of an US$878 million extension to our five-year ARP in Virginia and the filing of rate cases in the District of Columbia (D.C.) and Virginia during the second quarter, will help ensure that AltaGas remains well-positioned to make continued investments into our network and provide our customers with safe and reliable service, while minimizing regulatory lag.

“Our Midstream platform continued to perform well in the second quarter as we expanded our assets operational performance, which included Global Exports shipping a record volume of approximately 111,000 Bbls/d of combined propane and butane to Asia. Although financial performance within the Global Exports business was below our expectations due to hedge timing and certain inflationary cost pressures in the quarter, our demonstrated ability to increase throughput at our two west coast terminals, focus on improving the performance of our supply chain, and commitment to addressing inflationary impacts, will provide AltaGas the opportunity to further enhance our financial results as we continue to connect our upstream and downstream customers for the best industry outcomes.

"Looking ahead, we remain focused on advancing our corporate strategy as a leading North American energy infrastructure company. This includes safely connecting customers to reliable and affordable sources of energy, for today and tomorrow, and executing our near-, medium- and long-term strategic priorities, including our strong environmental, social and governance practices."

AltaGas Ltd. – Press Release Q2 2022         2

RESULTS BY SEGMENT

Normalized EBITDA (1)	Three Months Ended June 30
($ millions)	2022	2021
Utilities	$116	$99
Midstream	133	142
Corporate/Other	(3)	(11)
Normalized EBITDA (1)	$246	$230
(1) Non‑GAAP financial measure; see discussion in the Non‑GAAP Financial Measures advisories of this news release.

Income (Loss) Before Income Taxes	Three Months Ended June 30
($ millions)	2022	2021
Utilities	$(9)	$68
Midstream	181	54
Corporate/Other	(87)	(75)
Income Before Income Taxes	$85	$47

BUSINESS PERFORMANCE
Utilities

The Utilities segment reported normalized EBITDA of $116 million in the second quarter of 2022 compared to $99 million in the second quarter of 2021, while loss before taxes was $9 million in the second quarter of 2022 compared to income before taxes of $68 million in the second quarter of 2021. Strong year-over-year growth in normalized EBITDA of 17 percent was driven by the combination of the ongoing capital investments that AltaGas has made across its network through ARP programs, the impact of recent rate cases, strong performance from the Retail business and favorable foreign exchange. The decrease in income before taxes was principally related to unrealized mark-to-market hedging losses within Washington Gas and the Retail business.

AltaGas continued to upgrade critical infrastructure with the deployment of $190 million of invested capital1 during the second quarter of 2022 that was focused on driving better long-term outcomes for its customers, including $94 million deployed on the Company’s various ARPs, the latter of which are focused on improving the safety and reliability of the system, while delivering long-term operating cost and environmental benefits. This level of capital deployment was in line with expectations for the second quarter of 2022 and leaves AltaGas well-positioned to deliver on planned network upgrades with rate base expected to increase by approximately 8-10 percent year-over-year in 2022.

On May 26, 2022 the Virginia SCC approved an extension of Washington Gas’ ARP program with a total five-year spending plan of US$878 million that is earmarked to be invested from 2023 to 2027. This program is designed to replace higher risk pipeline and facilities that improve the safety and reliability of the network while reducing leak rates. On June 29, 2022, Washington Gas filed an application to increase rates in Virginia by US$48 million and requested to transfer US$39 million of costs that are currently being collected through the Virginia SAVE surcharge into base rates. Proposed rates may be implemented on an interim basis (subject to refund) in November 2022.

The Retail business generated $16 million of normalized EBITDA in the second quarter of 2022 compared to $10 million in the second quarter of 2021, which included stronger optimization margins, favourable timing of gas swap impacts, and lower than budgeted gas costs, which was partially offset by higher PJM costs. Some of this strong performance is expected to be reduced in future quarters as a portion of the outperformance is timing related.

AltaGas Ltd. – Press Release Q2 2022         3

Midstream

The Midstream segment reported normalized EBITDA of $133 million in the second quarter of 2022 compared to $142 million in the second quarter of 2021, while income before taxes was $181 million in the second quarter of 2022 compared to $54 million in the second quarter of 2021. Results were reflective of strong operating performance across the platform offset by hedge timing and lower-than-expected performance from the Global Exports platform due to tighter Far East Index (FEI) to North America butane spreads and commodity price volatility on unhedged volumes.

AltaGas exported a new Global Exports volume record of 110,845 Bbls/d of cleaner burning LPGs to Asia in the second quarter of 2022, which was spread across 18 full and one partially loaded Very Large Gas Carriers (VLGCs). This included an average of 63,520 Bbls/d of propane exported at RIPET and an average of 47,325 Bbls/d of combined butane and propane exported at Ferndale. Strong Global Exports volume growth was offset by a number of factors, including: 1) a $19 million negative impact from hedge timing on Global Exports volumes that were loaded at the end of the first quarter of 2022 with the corresponding hedge loss not recognized until delivery in the second quarter of 2022; 2) lower margins due to tighter FEI to North America spreads, particularly butane; and 3) increased logistical costs due to higher rail and ocean freight.

AltaGas continues with its strategy to grow and optimize its Global Export operations at the RIPET and Ferndale export terminals. The Company is working with its partners to improve efficiencies and drive down costs, including optimizing rail schedules and debottlenecking capacity constraints. This is expected to reduce transport times, usage and rail costs, as well as provide greater operational flexibility to grow throughput. AltaGas is also expecting the delivery of two dual-fuel VLGCs in late 2023 and early 2024 that are expected to reduce total shipping costs to Asia by approximately 25 percent compared to a standard VLGC. The new vessel deployments are also expected to reduce pricing volatility for AltaGas and its customers on a longer-term basis.

Strong underlying fundamentals and commodity prices continue to underpin AltaGas’ Midstream business, with realized frac spreads up nearly 150 percent year-over-year, offset by slightly lower volumes due to planned turnarounds. AltaGas’ realized frac spread averaged $28.70/Bbl, after transportation costs, with most of AltaGas' frac exposed volumes financially hedged during the quarter. AltaGas is well hedged for 2022 with approximately 75 percent of the remaining 2022 expected frac exposed volumes hedged at approximately $34.68/Bbl, prior to transportation costs. In addition, approximately 51 percent of AltaGas’ remaining 2022 expected global export volumes are either tolled or financially hedged with an average FEI to North American financial hedge price of US$12.66/Bbl for non-tolled propane and butane volumes.

2022 Midstream Hedge Program

	Q3 2022	Q4 2022	H2 2022
Global Exports volumes hedged (%) (1)	75	23	51
Average propane/butane FEI to North America Average hedge (US$/Bbl) (2)	13.00	8.47	12.66
Fractionation volume hedged (%) (3)	78	72	75
Frac spread hedge rate - (CAD$/Bbl) (3)	34.33	35.01	34.68
(1) Approximate expected volumes hedged, includes contracted tolling volumes and financial hedges; based on the assumption of average exports of 97 MBbls/d.
(2) Approximate average for the period. Does not include physical differential to FSK for C3 volumes. Butane is hedged as a percentage of WTI.
(3) Approximate average for the period.

Corporate/Other

The Corporate/Other segment reported a normalized EBITDA loss of $3 million in the second quarter of 2022 compared to an $11 million loss in the same quarter of 2021, while loss before income taxes was $87 million in the second quarter of 2022 compared to $75 million in the second quarter of 2021. The $8 million year-over-year increase in normalized EBITDA was driven by a decrease in corporate expenses, primarily related to higher employee incentive plan costs in the second quarter of 2021 due to AltaGas’ strong operating performance and rising share price in 2021.

AltaGas Ltd. – Press Release Q2 2022         4

CONSOLIDATED FINANCIAL RESULTS

	Three Months Ended June 30
($ millions)	2022	2021
Normalized EBITDA (1)	$246	$230
Add (deduct):
Depreciation and amortization	(108)	(108)
Interest expense	(76)	(69)
Normalized income tax expense	(15)	(11)
Preferred share dividends	(10)	(13)
Other (2)	(14)	(6)
Normalized net income (1)	$23	$23

Net income applicable to common shares	$35	$24
Normalized funds from operations (1)	$170	$157

($ per share, except shares outstanding)
Shares outstanding - basic (millions)
During the period (3)	281	280
End of period	281	280

Normalized net income - basic (1)	0.08	0.08
Normalized net income - diluted (1)	0.08	0.08

Net income per common share - basic	0.12	0.09
Net income per common share - diluted	0.12	0.09
(1)Non‑GAAP financial measure; see discussion in Non‑GAAP Financial Measures section at the end of this news release.
(2)"Other" includes accretion expense, net income applicable to non-controlling interests, foreign exchange gains, and NCI portion of non-GAAP adjustments. The portion of non-GAAP adjustments applicable to non-controlling interests are excluded in the computation of normalized net income to ensure consistency of normalizations applied to controlling and non-controlling interests. These amounts are included in the “net income applicable to non-controlling interests” line item on the Consolidated Statements of Income.
(3)Weighted average.

Normalized EBITDA for the second quarter of 2022 was $246 million compared to $230 million for the same quarter in 2021. The largest factors leading to the variance are described in the Business Performance sections above.

For the second quarter of 2022, the average Canadian/U.S. dollar exchange rate increased to 1.28 from an average of 1.23 in the same period of 2021, resulting in a $4 million increase to normalized EBITDA.

Income before income taxes was $85 million for the second quarter of 2022 compared to $47 million for the same quarter in 2021. Net income applicable to common shares was $35 million or $0.12 per share for the second quarter of 2022, compared to $24 million or $0.09 per share for the same quarter in 2021. Please refer to the Three Months Ended June 30 Section of the MD&A for further details on the variance in income before income taxes and net income applicable to common shareholders.

Normalized net income was $23 million or $0.08 per share for the second quarter of 2022, consistent with normalized net income of $23 million or $0.08 per share reported for the same quarter of 2021. Factors impacting normalized net income include higher net income applicable to non-controlling interests, higher interest expense and higher normalized income tax expense, partially offset by the same factors impacting normalized EBITDA.

Normalized FFO was $170 million or $0.60 per share for the second quarter of 2022, compared to $157 million or $0.56 per share for the same quarter in 2021. The increase was mainly due to the same previously referenced factors impacting normalized EBITDA and lower current income tax expense, partially offset by higher interest expense, which included the costs of subordinated hybrid notes issued in January with proceeds used to redeem the outstanding Series K cumulative redeemable five-year rate reset preferred shares.

AltaGas Ltd. – Press Release Q2 2022         5

Cash from operations in the second quarter of 2022 was $527 million or $1.88 per share, compared to $81 million or $0.29 per share for the same quarter in 2021. Please refer to the Liquidity Section of the MD&A for further details on the variance in cash used by operations.

Depreciation and amortization expense was $108 million for the second quarter of 2022, consistent with the same quarter in 2021. Factors impacting depreciation and amortization expense include the new assets placed in-service and the stronger U.S. dollar, offset by the impact of the pending sale of the Alaskan Utilities.

Interest expense for the second quarter of 2022 was $76 million, compared to $69 million for the same quarter in 2021. The increase in interest expense was partially due to $4 million of interest on the subordinated hybrid notes issued in January.

Income tax expense was $17 million for the second quarter of 2022, compared to an income tax expense of $3 million for the same quarter of 2021. The increase was mainly due to higher income before taxes compared to the second quarter of 2021. Current tax recovery of $2 million was recorded in the second quarter of 2022, compared to current tax expense of $27 million recorded in the same quarter of 2021. The reduction in current tax expense was mainly due to a decrease in current tax expense on asset sales compared to the same quarter in 2021.

After tax preferred share dividends were $10 million for the second quarter of 2022, compared to $13 million for the same quarter in 2021. The decrease in preferred share dividends was due to the redemption of the cumulative redeemable five-year rate reset preferred shares, Series K on March 31, 2022.

FORWARD FOCUS, GUIDANCE AND FUNDING
AltaGas continues to be focused on executing its long-term corporate strategy of building a diversified platform that operates long-life energy infrastructure assets that connects customers and markets and is positioned to provide resilient and durable value for the Company’s stakeholders.

AltaGas expects to achieve guidance ranges that were previously disclosed in December 2021, including:

•2022 Normalized EPS guidance of $1.80 - $1.95, compared to actual normalized EPS of $1.78 and GAAP EPS of $0.82 in 2021.

•2022 Normalized EBITDA guidance of $1.50 billion - $1.55 billion, compared to actual normalized EBITDA of $1.49 billion and income before taxes of $446 million in 2021.

AltaGas continues to focus on delivering durable and growing EPS and FFO per share while targeting lowering leverage ratios within the business over time. This strategy should support steady dividend growth and provide the opportunity for ongoing capital appreciation for its long-term shareholders. AltaGas has announced plans to deliver regular, sustainable and annual dividend increases that compound in the years ahead with an anticipated five to seven percent compounded annual growth rate through 2026. Annual dividend increases will be a function of financial performance and determined by the Board on an annual basis.

AltaGas' 2022 invested capital plan is approximately $995 million, excluding asset retirement obligations, compared to $798 million deployed in 2021. The 2022 invested capital plan is heavily weighted towards the Utilities business and is comprised primarily of ARP and system betterment projects that are anticipated to deliver stable and transparent rate base growth and positive risk-adjusted returns. The Company is allocating approximately 31 percent of AltaGas’ consolidated 2022 invested capital to ARPs in its Utilities business, representing approximately 40 percent of the total 2022 Utilities invested capital program.

AltaGas Ltd. – Press Release Q2 2022         6

QUARTERLY COMMON SHARE DIVIDEND AND PREFERRED SHARE DIVIDENDS

The Board of Directors approved the following schedule of Dividends:

Type (1)	Dividend (per share)	Period	Payment Date	Record
Common Shares	$0.265	n.a.	29-Sep-22	16-Sep-22
Series A Preferred Shares	$0.19125	30-Jun-22 to 29-Sep-22	29-Sep-22	16-Sep-22
Series B Preferred Shares	$0.26069	30-Jun-22 to 29-Sep-22	29-Sep-22	16-Sep-22
Series C Preferred Shares	US$0.330625	30-Jun-22 to 29-Sep-22	29-Sep-22	16-Sep-22
Series E Preferred Shares	$0.337063	30-Jun-22 to 29-Sep-22	29-Sep-22	16-Sep-22
Series G Preferred Shares	$0.265125	30-Jun-22 to 29-Sep-22	29-Sep-22	16-Sep-22
Series H Preferred Shares	$0.28589	30-Jun-22 to 29-Sep-22	29-Sep-22	16-Sep-22
(1)Dividends on common shares and preferred shares are eligible dividends for Canadian income tax purposes.

AltaGas Ltd. – Press Release Q2 2022         7

NON-GAAP MEASURES

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by U.S. GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to U.S. GAAP financial measures are shown below and within AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended June 30, 2022. These non-GAAP measures provide additional information that Management believes is meaningful regarding AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

Normalized EBITDA

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2022	2021	2022	2021
Income before income taxes (GAAP financial measure)	$85	$47	$590	$520
Add:
Depreciation and amortization	108	108	221	206
Interest expense	76	69	146	139
EBITDA	$269	$224	$957	$865
Add (deduct):
Transaction costs and acquired contingencies (recoveries) related to acquisitions and dispositions (1)	(28)	3	(28)	10
Unrealized losses (gains) on risk management contracts (2)	5	33	(104)	(22)
Losses (gains) on sale of assets (3)	1	(4)	(6)	(4)
Restructuring costs (4)	—	—	—	1
Provisions (reversal of provisions) on assets	—	(19)	—	57
Accretion expenses	2	1	3	1
Foreign exchange gains	(3)	(8)	(2)	(4)
Normalized EBITDA	$246	$230	$820	$904
(1)Comprised of transaction costs and acquired contingencies related to acquisitions and dispositions of assets and/or equity investments in the period. These costs are included in the "cost of sales", "operating and administrative", and "other income" line items on the Consolidated Statements of Income. Transaction costs include expenses, such as legal fees, that are directly attributable to the acquisition or disposition. The acquired contingencies (recoveries) in the second quarter of 2022 includes favourable adjustments to certain accruals related to the acquisition of Petrogas. Please refer to Note 3 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2022 for further details regarding AltaGas’ disposition of assets in the period.
(2)Included in the “revenue” and “cost of sales” line items on the Consolidated Statements of Income. Please refer to Note 15 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2022 for further details regarding AltaGas’ risk management activities.
(3)Included in the “other income” line item on the Consolidated Statements of Income. Please refer to Note 3 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2022 for further details regarding AltaGas’ disposition of assets in the period.
(4)Comprised of costs related to a workforce optimization program. These costs are included in the “operating and administrative” line item on the Consolidated Statements of Income.

EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income using income before income taxes adjusted for pre‑tax depreciation and amortization and interest expense.

AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is used by Management to enhance the understanding of AltaGas' earnings over periods, as well as for budgeting and compensation related purposes. The metric is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets, and the capital structure.

AltaGas Ltd. – Press Release Q2 2022         8

Normalized Net Income

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2022	2021	2022	2021
Net income applicable to common shares (GAAP financial measure)	$35	$24	$393	$361
Add (deduct) after-tax:
Transaction costs and acquired contingencies (recoveries) related to acquisitions and dispositions (1)	(23)	3	(23)	8
Unrealized losses (gains) on risk management contracts (2)	5	27	(76)	(14)
Non-controlling interest portion of non-GAAP adjustments (3)	8	(7)	11	(6)
Gains on sale of assets (4)	(2)	(12)	(7)	(12)
Provisions (reversal of provisions) on assets	—	(12)	—	46
Restructuring costs (5)	—	—	—	1
Loss on redemption of preferred shares	—	—	10	—
Normalized net income	$23	$23	$308	$384
(1)Comprised of transaction costs and acquired contingencies related to acquisitions and dispositions of assets and/or equity investments in the period. The pre-tax costs and contingencies are included in the "cost of sales", "operating and administrative", and "other income" line items on the Consolidated Statements of Income. Transaction costs include expenses, such as legal fees, that are directly attributable to the acquisition or disposition. The acquired contingencies (recoveries) in the second quarter of 2022 includes favourable adjustments to certain accruals related to the acquisition of Petrogas. Please refer to Note 3 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2022 for further details regarding AltaGas’ disposition of assets in the period.
(2)The pre-tax amounts are included in the “revenue” and “cost of sales” line items on the Consolidated Statements of Income. Please refer to Note 15 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2022 for further details regarding AltaGas’ risk management activities.
(3)The portion of non-GAAP adjustments applicable to non-controlling interests are excluded in the computation of normalized net income to ensure consistency of normalizations applied to controlling and non-controlling interests. The amounts are included in the “net income applicable to non-controlling interests” line item on the Consolidated Statements of Income.
(4)The pre-tax amounts are included in the “other income” line item on the Consolidated Statements of Income Please refer to Note 3 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2022 for further details regarding AltaGas’ disposition of assets in the period.
(5)Comprised of costs related to a workforce reduction program. The pre-tax costs are included in the “operating and administrative” line item on the Consolidated Statements of Income.

Normalized net income and normalized net income per share are used by Management to enhance the comparability of AltaGas’ earnings, as these metrics reflect the underlying performance of AltaGas’ business activities.

AltaGas Ltd. – Press Release Q2 2022         9

Normalized Funds from Operations

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2022	2021	2022	2021
Cash from operations (GAAP financial measure)	$527	$81	$1,211	$686
Add (deduct):
Net change in operating assets and liabilities	(328)	53	(553)	23
Asset retirement obligations settled	1	2	3	3
Funds from operations	$200	$136	$661	$712
Add (deduct):
Transaction costs and acquired contingencies (recoveries) related to acquisitions and dispositions (1)	(28)	3	(28)	10
Restructuring costs (2)	—	—	—	1
Current tax expense (recovery) on asset sales (3)	(2)	18	(1)	18
Normalized funds from operations	$170	$157	$632	$741
(1)Comprised of costs and acquired contingencies (recoveries) related to acquisitions and dispositions of assets and/or equity investments in the period. These costs and contingencies exclude any non-cash amounts and are included in the "cost of sales", "operating and administrative", and "other income" line items on the Consolidated Statements of Income. Transaction costs include expenses, such as legal fees, that are directly attributable to the acquisition or disposition. The acquired contingencies (recoveries) in the second quarter of 2022 includes favourable adjustments to certain accruals related to the acquisition of Petrogas. Please refer to Note 3 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2022 for further details regarding AltaGas’ disposition of assets in the period.
(2)Comprised of costs related to a workforce optimization program. These costs are included in the “operating and administrative” line item on the Consolidated Statements of Income
(3)Included in the "current income tax expense" line item on the Consolidated Statements of Income.

Normalized funds from operations and funds from operations are used to assist Management and investors in analyzing the liquidity of the Corporation. Management uses these measures to understand the ability to generate funds for capital investments, debt repayment, dividend payments, and other investing activities.

Invested Capital

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2022	2021 (3)	2022	2021 (3)
Cash used in (from) investing activities (GAAP financial measure)	$(31)	$(212)	$128	$(21)
Add (deduct):
Net change in non-cash capital expenditures (1)	40	76	3	18
Contributions from non-controlling interests (2)	—	—	—	(1)
Asset dispositions	225	344	245	344
Invested capital	$234	$208	$376	$340
(1)Comprised of non-cash capital expenditures included in the "accounts payable and accrued liabilities" line item on the Consolidated Balance Sheets. Please refer to Note 21 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2022 for further details.
(2)Comprised of partner recoveries for capital expenditures incurred for the Ridley Island Propane Export Terminal. These recoveries are included in the "contributions from non-controlling interests" under financing activities in the Consolidated Statements of Cash Flows, however, as Management views this as part of AltaGas' invested capital, it has been included in the calculation of net invested capital.
(3)In prior periods, invested capital did not include adjustments for the cost of removal of utility assets; however, beginning in the fourth quarter of 2021, Management has adjusted for these costs to better align with the investing section of the Consolidated Statements of Cash Flows. As such, prior periods in 2021 have been restated to reflect this change.

Invested capital is a measure of AltaGas' use of funds for capital expenditure activities. It includes expenditures relating to property, plant, and equipment and intangible assets, capital contributed to long term investments, and contributions from non-controlling interests. Invested capital is used by Management, investors, and analysts to enhance the understanding of AltaGas' capital expenditures from period to period and provide additional detail on the Company's use of capital.

AltaGas Ltd. – Press Release Q2 2022         10

CONSOLIDATED FINANCIAL REVIEW

	Three Months Ended June 30		Six Months Ended June 30
($ millions, except effective income tax rates)	2022	2021	2022	2021
Revenue	3,241	2,009	7,133	5,094
Normalized EBITDA (1)	246	230	820	904
Income before income taxes	85	47	590	520
Net income applicable to common shares	35	24	393	361
Normalized net income (1)	23	23	308	384
Total assets	22,206	20,315	22,206	20,315
Total long-term liabilities	10,753	10,732	10,753	10,732
Invested capital (1) (2)	234	208	376	340
Cash from (used by) investing activities	31	212	(128)	21
Dividends declared (3)	74	70	149	141
Cash from operations	527	81	1,211	686
Normalized funds from operations (1)	170	157	632	741
Normalized effective income tax rate (%) (1)	23.8	18.0	20.4	21.0
Effective income tax rate (%)	20.5	6.9	21.0	20.1

	Three Months Ended June 30		Six Months Ended June 30
($ per share, except shares outstanding)	2022	2021	2022	2021
Net income per common share - basic	0.12	0.09	1.40	1.29
Net income per common share - diluted	0.12	0.09	1.39	1.28
Normalized net income - basic (1)	0.08	0.08	1.10	1.37
Normalized net income - diluted (1)	0.08	0.08	1.09	1.37
Dividends declared (3)	0.27	0.25	0.53	0.50
Cash from operations	1.88	0.29	4.31	2.45
Normalized funds from operations (1)	0.60	0.56	2.25	2.65
Shares outstanding - basic (millions)
During the period (4)	281	280	281	280
End of period	281	280	281	280
(1)Non‑GAAP financial measure or non-GAAP financial ratio; see discussion in Non-GAAP Financial Measures section of the MD&A.
(2)In prior periods, invested capital did not include adjustments for the cost of removal of utility assets; however, beginning in the fourth quarter of 2021, Management adjusted for these costs to better align with the investing section of the Consolidated Statements of Cash Flows. Comparative periods have been restated to reflect this change.
(3)Effective March 31, 2022, common share dividends are declared and paid on a quarterly basis. The dividend declared each quarter is $0.265 per share beginning March 2022, which represents a 6 percent increase on an annual basis from the previous monthly dividends declared of $0.0833 per share beginning December 2020.
(4)Weighted average.

AltaGas Ltd. – Press Release Q2 2022         11

CONFERENCE CALL AND WEBCAST DETAILS
AltaGas will hold a conference call today, July 28, at 8:00 a.m. MT (10:00 a.m. ET) to discuss second quarter 2022 results and other corporate developments.
•Date/Time: July 28, 2022, 8:00 a.m. MT (10:00 a.m. ET; 15:00 BST)
•Dial-in: 1-416-764-8659 or toll free at 1-888-664-6392
•Webcast: http://www.altagas.ca/invest/events-and-presentations

Shortly after the conclusion of the call a replay will be available commencing at 10:00 a.m. MT (12:00 p.m. ET; 17:00 BST) on July 28, 2022 by dialing 1-416-764-8677 or toll free 1-888-390-0541. The passcode is 522385#. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on August 4, 2022.

AltaGas’ Consolidated Financial Statements and accompanying notes for the second quarter ended June 30, 2022, as well as its related Management’s Discussion and Analysis, are now available online at www.altagas.ca. All documents will be filed with the Canadian securities regulatory authorities and will be posted under AltaGas’ SEDAR profile at www.sedar.com.

ABOUT ALTAGAS
AltaGas is a leading North American infrastructure company that connects customers and markets to affordable and reliable sources of energy. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.
For more information visit www.altagas.ca or reach out to one of the following:
Jon Morrison
Senior Vice President, Investor Relations & Corporate Development
Jon.Morrison@altagas.ca

Adam McKnight
Director, Investor Relations
Adam.McKnight@altagas.ca

Investor Inquiries
1-877-691-7199
investor.relations@altagas.ca

Media Inquiries
1-403-206-2841
media.relations@altagas.ca

AltaGas Ltd. – Press Release Q2 2022         12

FORWARD-LOOKING INFORMATION
This news release contains forward-looking information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: focus on AltaGas’ near, medium- and long-term strategic priorities, including ESG practices; AltaGas’ ability to pursue strategic growth opportunities and improve its balance sheet; expectations for export of additional butane volumes as a result of Canada Energy Regulator’s issuance of 25-year export license; anticipated integration and optimization of LPG export platforms following purchase of remaining 25.97 percent of Petrogas Energy Corp.; targeted outcomes of AltaGas’ deployment of invested capital, including ARPs; planned network upgrades and increase in rate base by 8-10 percent year-over-year in 2022; expected spending plan associated with extension of Washington Gas’ ARP program; expected future performance of Retail business as compared with Q2 results; AltaGas’ strategy to improve efficiencies within its global export operations at RIPET and Ferndale export terminals; expected delivery of dual-fuel VLGCs in 2023 and 2024, and anticipated impacts on shipping costs and pricing volatility; expected frac exposed volumes and hedging activities; expected 2022 Normalized EPS guidance of $1.80 - $1.95 per share; expected 2022 Normalized EBITDA guidance of $1.50 billion - $1.55 billion; expectations for EPS and FFO per share growth; expectation for ongoing dividend growth; AltaGas’ de-leveraging strategy; expected invested capital plan of approximately $995 million; planned segment allocation and focus of 2022 capital expenditures; and expected dividend payments and dates of payment.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: the U.S./Canadian dollar exchange rate, the expected impact of the COVID-19 pandemic, inflation, impacts of the hedging program, commodity prices, weather, frac spread, dividend levels, number of ships and export levels from the Ferndale and RIPET facilities, effective tax rates, propane price differentials, degree day variance from normal, pension discount rate, the performance of the businesses underlying each sector, access to capital, timing and receipt of regulatory approvals, planned and unplanned plant outages, timing of in-service dates of new projects and acquisition and divestiture activities, operational expenses, returns on investments, and transaction costs.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: risk related to pandemics, epidemics or disease outbreaks, including COVID-19; health and safety risks; operating risk; natural gas supply risks; volume throughput; infrastructure; service interruptions; cyber security, information, and control systems; climate-related risks, including carbon pricing; regulatory risks; litigation risk; changes in law; political uncertainty and civil unrest; decommissioning, abandonment and reclamation costs; reputation risk; weather data; Indigenous and treaty rights; capital market and liquidity risks; general economic conditions; internal credit risk; foreign exchange risk; integration of Petrogas; debt financing, refinancing, and debt service risk; interest rates; counterparty and supplier risk; technical systems and processes incidents; dependence on certain partners; growth strategy risk; construction and development; transportation of petroleum products; underinsured and uninsured losses; impact of competition in AltaGas' businesses; counterparty credit risk; market risk; composition risk; collateral; rep agreements; market value of common shares and other securities; variability of dividends; potential sales of additional shares; labor relations; key personnel; risk management costs and limitations; cost of providing retirement plan benefits; failure of service providers; and the other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2021 and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com

AltaGas Ltd. – Press Release Q2 2022         13